Exhibit 4(a)             FIRST AMENDMENT

                             TO THE

               JAMES RIVER CORPORATION OF VIRGINIA

                    STOCKPLUS INVESTMENT PLAN



     FIRST AMENDMENT, dated as of August 1, 1995 to the James
River Corporation of Virginia StockPlus Investment Plan by James
River Corporation of Virginia (the "Company").

     The Company maintains the James River Corporation of
Virginia StockPlus Investment Plan, as amended and restated effective July 1, 1994 and January 1, 1995. The Company now wishes to amend the Plan.

     NOW, THEREFORE, the Plan is amended as follows:

   I. Section 3.1(b) is amended in its entirety to read as follows:

          (b) Each Employee, other than a temporary or seasonal Employee, who is not eligible to become a Participant pursuant to subsection (a) shall be eligible to become a Participant as of the later of (i) the date on which the Employee commences employment with the Employer or (ii)
     July 1, 1994. A seasonal or temporary Employee is an Employee who is hired to work on a seasonal or temporary basis for a specified period of time and who is not expected to be credited with 1,000 or more Hours of Service during a 12-month period. In the event that a seasonal or temporary Employee is credited with 1,000 or more Hours of Service during a 12-month period, he shall become a Participant as of the first day of the month immediately following the end of the 12-month period. The computation period for this purpose shall be the 12 consecutive month period beginning with the Employee's date of hire and ending on the first anniversary of such date, and subsequent 12-month periods beginning on an anniversary of the Employee's date of hire.
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  II.     Appendix E of the Plan is amended in its entirety to
read as follows:
                           APPENDIX E

              MERGER OF THE PAPER ART COMPANY, INC.
               401(K) PROFIT SHARING PLAN INTO THE
                    STOCKPLUS INVESTMENT PLAN

          The Paper Art Company, Inc. 401(k) Profit Sharing Plan
     (the "Paper Art Plan") was originally scheduled to be merged into the StockPlus Investment Plan on or around April 1, 1995. The merger will not occur.

 III. Appendix F of the Plan is amended in its entirety to read as follows:
                           APPENDIX F

        MERGER OF THE PAPER ART COMPANY, INC. 401(K) PLAN
              FOR BARGAINING UNIT EMPLOYEES INT THE
                    STOCKPLUS INVESTMENT PLAN

          The Paper Art Company, Inc. 401(k) Plan for Bargaining
     Unit Employees (the "Paper Art Bargained Plan") was originally scheduled to be merged into the StockPlus
     Investment Plan on or around April 1, 1995. The merger will not occur.

  IV.     The Plan is amended by adding the following new
Appendices H and I to the end of the Plan to read as follows:

                          APPENDIX H

                     PROVISIONS RELATING TO
         EMPLOYEES OF THE COMMUNICATIONS PAPERS BUSINESS

          The provisions of this Appendix H shall apply to Participants who are described as "Newco Employees" for purposes of the Contribution Agreement dated as of August 15, 1995 among the Company, James River Paper Company, Inc., Crown Vantage Inc. and Crown Paper Co. Effective as of August 22, 1995 (the "Paper Contribution Date"), each Participant who is a Newco Employee shall cease participating in the Plan, and no Salary Reduction Contributions and Matching Contributions shall be made on their behalf for periods on or after the first day of the first applicable payroll period that begins after the Paper Contribution Date. Any Newco Employee who is not already a Participant in the Plan as of the Paper Contribution Date shall not be eligible to become a Participant in the Plan. The Account balance of each Participant who is a Newco Employee will be transferred to the Crown Vantage Inc. StockPlus Employee Stock Ownership Plan after the Paper Contribution Date.

                           APPENDIX I

                 ESTABLISHMENT OF CROWN VANTAGE
                           STOCK FUND

          Pursuant to Section 9.1(a)(ii), there shall be established the Crown Vantage Stock Fund, effective as of the date on which Crown Vantage Inc. ("Crown Vantage") ceases to be an Affiliated Company. The Crown Vantage Stock
     Fund shall be administered as follows:

               (a) The Crown Vantage Stock Fund shall receive the shares of Crown Vantage common stock, and cash distributed in lieu of fractional shares, that are distributed to the Trustee in connection with the Company's spin-off of Crown Vantage. The Crown Vantage Stock Fund shall be invested primarily in common stock of Crown Vantage. The Trustee may sell Crown Vantage common stock on the open market, and in any other manner as the Trustee deems appropriate, consistent with applicable securities laws, ERISA and the Internal Revenue Code.

               (b) The Trustee shall not purchase any Crown Vantage common stock for the Crown Vantage Stock Fund. However, additional Crown Vantage common stock may be acquired by the Trustee as a result of stock splits, stock dividends, and similar changes. In addition, the Trustee may acquire shares of Crown Vantage preferred stock under certain circumstances by exercising rights that were distributed with respect to shares of Crown Vantage common stock. When the Crown Vantage Stock Fund ceases to hold Crown Vantage common stock, the Crown Vantage Stock Fund shall terminate.

               (c) Each Participant may direct the investment of the portion of his Account that is invested in the Crown Vantage Stock Fund into any of the other investment funds offered pursuant to Section 9.1. Participants may not transfer assets from other investment funds to the Crown Vantage Stock Fund. The Crown Vantage Stock Fund shall not be considered a "Company Stock Fund" and Crown Vantage common stock shall not be considered "Company Stock" for purposes of the Plan. The restrictions and provisions of Sections 9.2, 9.8, 9.9 and 9.10 shall not apply to amounts held in the Crown Vantage Stock Fund.

   V.     This Amendment shall be effective as of August 22, 1995.

  VI.     In all respects not amended, the Plan is hereby
ratified and confirmed.
                    *    *    *    *    *
     To record the adoption of the Amendment as set forth above, James River has caused this document to be signed on this 1st day of August, 1995.

                         JAMES RIVER CORPORATION OF VIRGINIA

                         By: /s/Daniel J. Girvan